DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Joy Syho
DIRECT TEL 604.443-2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

2009 FEB -4 A 9:29

January 2, 2009

FILE NUMBER 50237-00001

09045271

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs/Mesdames:

Re: Gtech International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS LLP

Per:

Joy Syho
Paralegal

PROCESSED
FEB 10 2009
THOMSON REUTERS

js/ Encls.

Davis:4244909.1

Exemption No. 82-3779

January 2, 2009

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

INDEX

1. Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

Document Name or Information			Documents Filed
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101") and National Instrument 45-102, Resale of Securities ("NI 45-102")**

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	December 19, 2008
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Notice of Meeting, Form of Proxy, Management Information Circular, Financial Statement Request Form - filed on Dec. 31, 2008
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable

Document Name or Information		Documents Filed
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including:	Not Applicable
	(i) charter documents	
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	
	(iii) any securityholder rights plans or similar plans	
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to	

Document Name or Information		Documents Filed
	be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	December 19, 2008
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Notice of Meeting, Form of Proxy, Management Information Circular,

Document Name or Information		Documents Filed
		Financial Statement Request Form - filed on Dec. 31, 2008
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Notice of Meeting, Form of Proxy, Management Information Circular, Financial Statement Request Form - mailed on Dec. 31, 2008
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

GTECH INTERNATIONAL RESOURCES LIMITED

c/- Genetic Technologies Limited
60-66 Hanover Street
Fitzroy Victoria 3065 Australia

Telephone: +61 3 8412 7000 Fax: +61 3 8412 7040

Email: tom.howitt@gtg.com.au http://www.gtechinternational.com

Symbol: GCH.H

PRESS RELEASE

December 19, 2008

Fitzroy, Victoria, Australia - Gtech International Resources Limited (GCH.H: NEX) announces that Dr. Mervyn Jacobson, former CEO of the Company's major shareholder, Genetic Technologies Limited, has resigned as a Director, Chairman of the Board and Chief Executive Officer of the Company.

In his place, current director of the Company, Fred Bart, has been appointed Chairman and CEO of the Company.

GTECH INTERNATIONAL RESOURCES LIMITED

Per: *"Tom Howitt"*

Tom Howitt
Chief Financial Officer and Director

GTECH INTERNATIONAL RESOURCES LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "**Meeting**") of **Gtech International Resources Limited** (the "**Company**") will be held at the offices of the Company, 60 - 66 Hanover Street, Fitzroy, Victoria 3065, Australia, on Friday, the 30th day of January, 2009, at the hour of 11:00 a.m. (Australian Eastern Summer Time), for the following purposes:

(a) to receive the audited Annual Financial Statements of the Company for the financial year ended April 30, 2008, together with the report of the auditors thereon, and the unaudited Interim Financial Statements of the Company for the three-month period ended July 31, 2008 and the six-month period ended October 31, 2008;

(b) to appoint auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

(c) to fix the number of directors at three;

(d) to elect directors of the Company for the ensuing year;

(e) to approve, adopt and ratify the ordinary resolution as set out in the Management Information Circular of the Company dated December 22, 2008 ("**Circular**") accompanying this Notice of Meeting, relating to the annual ratification of the Stock Option Plan of the Company; and

(f) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by the Circular, either a form of Proxy for registered shareholders or a Voting Instruction Form for beneficial shareholders, and a Financial Statement Request Form. Shareholders are able to request to receive copies of the Company's Annual and/or Interim Financial Statements and the Management's Discussion & Analysis ("**MD&A**") by marking the appropriate box on the Financial Statement Request Form. The Company's audited Annual Financial Statements and MD&A for the financial year ended April 30, 2008, and the unaudited Interim Financial Statements and MD&A for the periods ended July 31, 2008 and October 31, 2008 are available online at www.sedar.com and which, upon request, will be sent without charge to any securityholder of the Company.

Shareholders who are unable to attend the Meeting are requested to read the information on the reverse of the enclosed form of Proxy and then to complete, date, sign and deposit the form of Proxy in accordance with the instructions set out in the Proxy and in the Circular.

BY ORDER OF THE BOARD

(signed) "*Thomas G. Howitt*"
President & CFO

Fitzroy, Victoria, Australia
December 22, 2008

Exemption No. 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

2009 FEB -4 A 9:-7

Security Class

Holder Account Number

Fold

Form of Proxy - Annual and Special Meeting (the "Meeting") of Gtech International Resources Limited (the "Company") to be held on Friday, January 30, 2009 in Fitzroy, Victoria, Australia.

This Form of Proxy is solicited by and on behalf of management of the Company.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then any one of them should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy. If the holder is a corporation, its name must be completed in the signature section of the proxy and the proxy must be signed by a duly authorized officer or attorney of the corporation, and either the corporate seal of the corporation affixed or the title of the duly authorized officer completed.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management of the Company to the holder.

5. **The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. If a choice with respect to any matter is not clearly specified in the proxy, the Management Nominees will vote the proxy as recommended by management of the Company.** Fold

6. This proxy confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.

7. This proxy should be read in conjunction with the accompanying documentation provided by management of the Company.

Proxies submitted to Computershare must be received not less than 48 hours (excluding Saturday, Sunday and holidays) before the time for holding the Meeting (by 11:00 a.m. Australian Eastern Summer Time on January 28, 2009) or any adjournment thereof or may be delivered to the chair of the Meeting prior to the commencement of the Meeting or an adjourned Meeting.

Appointment of Proxyholder

The undersigned shareholder of the Company hereby appoints: Thomas G. Howitt, President and CFO, or failing him, **Bronwyn Christie**, Financial Controller of the Company's parent ("Management Nominees"),

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Meeting to be held at 60-66 Hanover Street, Fitzroy, Victoria, Australia on January 30, 2009 at 11:00 AM (Australian Eastern Summer Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Set the Number of Directors** To fix the number of directors at three.	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Thomas G. Howitt	☐	☐	02. Fred Bart	☐	☐	03. Elizabeth Sy	☐	☐

Fold

	For	Withhold
3. **Appointment of Auditors** Appointment of DeVisser Gray, Chartered Accountants as Auditor and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Stock Option Plan** To approve, ratify and confirm the ordinary resolution as set out in the Management Information Circular relating to the Stock Option Plan of the Company.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

051822 AR0 GNSQ

Exemption No. 82-3779

GTECH INTERNATIONAL RESOURCES LIMITED
60 - 66 Hanover Street
Fitzroy, Victoria 3065
Australia
Telephone: 61 3 8412 7000
Facsimile: 61 3 8412 7040
www.gtechinternational.com

MANAGEMENT INFORMATION CIRCULAR
containing information as at December 22, 2008 unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is being furnished in connection with the solicitation of proxies by the management of Gtech International Resources Limited (the "Company") for use at the Annual and Special Meeting of the shareholders of the Company to be held on Friday, January 30, 2009 (the "Meeting") at the time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made to forward solicitation materials to the beneficial owners of Common shares of the Company. The costs of solicitation are expected to be nominal and will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are the President of the Company and the Financial Controller of the Company's parent corporation (the "**Management Designees**"). **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the chair of the Meeting prior to the commencement of the Meeting or an adjourned meeting. **Proxies may be deposited with Computershare Investor Services Inc. using the following method:**

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

Revocation of Proxy

Pursuant to section 150(4) of the *Business Corporations Act* (Yukon), a shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, #200 – 304 Jarvis Street, Whitehorse, Yukon Territory, Y1A 2H2, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "**Appointment of Proxy**" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a poll is called for or required by law, voting at the Meeting will be by way of show of hands. Common shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, shares represented by proxies will be voted on any poll. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

IF A CHOICE WITH RESPECT TO ANY MATTER IS NOT CLEARLY SPECIFIED IN THE PROXY, THE MANAGEMENT DESIGNEES WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY "FOR" SUCH MATTER.

The enclosed form of proxy when properly executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common shares of the Company or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either (i) in the name of an intermediary (an "**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans) that the Non-Registered Holder deals with in respect of the shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to NOBOs

In accordance with the requirements of the Canadian Securities Administrators and National Instrument 54-101, Communication with beneficial owners of Securities of a Reporting Issuer ("**NI-54-101**"), the Company will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, the "**meeting materials**") as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner ("**Non-Objecting Beneficial Owner**" or "**NOBO**").

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company's agent to NOBOs include a Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to OBOs

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner ("**Objecting Beneficial Owner**" or "**OBO**").

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge (formerly ADP) to forward the meeting materials to OBOs who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and submit it to Computershare Investor Services Inc. with respect to the Common shares beneficially owned by such OBO, in accordance with the instructions above in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the proxy and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company's authorized share structure consists of an unlimited number of Common shares without par value. As at December 22, 2008, the Company has issued and outstanding 5,168,167 fully paid and non-assessable Common shares, each Common share carrying the right to one vote. **The Company has no other classes of voting securities.** The Common shares have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

Voting

The holders of Common shares shall be entitled to receive notice of and attend any meeting of the shareholders and shall, in respect of each Common share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Common share held by them.

Dividends

The holders of Common shares shall be entitled to receive, out of all profits or surplus available for dividends, any dividend declared by the Directors from time to time.

Participation in Assets on Dissolution

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or on a distribution of assets when the Company has ceased to carry on business, the holders of the Common shares shall be entitled to share equally in the assets of the Company.

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on December 22, 2008 ("**Record Date**"). Every shareholder of record at the Record Date who personally attends the Meeting will be entitled to vote at the Meeting or any adjournment(s) thereof, except to the extent that:

(a) such shareholder has transferred ownership of any of his or her shares after the Record Date; and

(b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the shares, and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those shares at the Meeting.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as at December 22, 2008, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over Common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company is:

Name	No. of Shares	Percentage
Genetic Technologies Limited [1]	3,918,499	75.82%

Note:

1. Genetic Technologies Limited ("**GTG**") is an Australian public company whose shares are listed on the Australian Securities Exchange (Code: GTG) and NASDAQ Global Market (ticker: GENE). Fred Bart and Thomas G. Howitt, directors of the Company, are the director and Chairman, and the Corporate Secretary and CFO, respectively, of GTG. The directors and officers of the Company, as a group, indirectly own and/or control as at December 22, 2008 in the aggregate approximately 6.92% of the Company through their ownership of shares of GTG. See "**Election of Directors**" below for further particulars.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

For the purposes of this Circular:

(a) "**Board**" means the board of directors of the Company;

(b) "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c) "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year;

(d) "**executive officer**" of the Company means an individual who is the Chairman, Vice-Chairman or President; Vice-President in charge of a principal business unit, division or function including sales, finance or production; or an individual who is performing a policy-making function in respect of the Company;

(e) "**long-term incentive plan**" or "**LTIP**" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(f) "**Named Executive Officers**" or "**NEOs**" means:

(i) each CEO;

(ii) each CFO;

(iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iv) any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end;

(g) **"options"** includes all options, share purchase warrants and rights granted by the Company as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to a NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company; and

(h) **"stock appreciation right"** or **"SAR"** means a right, granted by the Company as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary of Compensation

The following table sets forth all compensation paid by the Company for the three most recently completed financial years in respect of the individuals who were as at April 30, 2008, the Named Executive Officers. The Company had no other executive officers whose total salary and bonus exceeded $150,000 during those financial years. No officer of the Company received in their capacity of officers or employees of the Company aggregate remuneration in excess of $40,000 during the financial year ended April 30, 2008.

Summary Compensation Table

					Long Term Compensation			All Other Compensation
		Annual Compensation			Awards		Payouts	
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
MERVYN JACOBSON *Former Chairman of the Board & CEO*[1]	2008 2007 2006	Nil[2] Nil[2] Nil[2]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
THOMAS G. HOWITT *President, CFO & Secretary*	2008 2007 2006	Nil[2] Nil[2] Nil[2]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 100,000[3]	Nil Nil Nil	Nil Nil Nil

Notes:

1. Mervyn Jacobson was the Chairman of the Board and CEO of the Company until December 12, 2008, when Fred Bart was appointed Chairman of the Board and CEO of the Company.
2. Mervyn Jacobson and Thomas G. Howitt received no compensation from the Company; however, Mr. Howitt received remuneration from Genetic Technologies Limited ("**GTG**"), the parent corporation of the Company, for his services as Corporate Secretary and Chief Financial Officer of GTG, which services included managing the Company. No specific portion of the compensation paid to him was allocated for his services to the Company.
3. Stock option granted on August 26, 2005 exercisable until August 26, 2010 at $0.45 per share.

Long-Term Incentive Plan Awards

The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Option/Stock Appreciation Rights Grants

No options were granted to the Named Executive Officers and no SARs were granted to any Named Executive Officers or any directors during the financial year ended April 30, 2008.

Stock options are granted by the Board pursuant to the Company's Stock Option Plan which was previously approved by the shareholders of the Company. Under the terms of the Stock Option Plan, any options will terminate 30 days after the optionee ceases to be a director, senior officer, employee or consultant of the Company or a subsidiary, except by reason of the death of the optionee, in which case the optionee's personal representative may exercise the options by the earlier of one year following the date of death or the expiry date of the stock option. See "**Annual Ratification of Stock Option Plan**" below.

Aggregate Option/SAR Exercises and Financial Year-End Option/SAR Values

No options and no SARs were exercised by the Named Executive Officers during the financial year ended April 30, 2008. The following table sets forth details of the value of unexercised stock options on an aggregate basis held by the Named Executive Officers for the financial year-ended April 30, 2008.

Aggregated Option/SAR Exercises During the Financial Year Ended April 30, 2008 And Financial Year-End Option Values

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money-Options/SARs at FY-End ($) Exercisable/ Unexercisable
MERVYN JACOBSON *Former Chairman of the Board & CEO*(1)	N/A	N/A	Nil	N/A
THOMAS G. HOWITT *President, CFO & Secretary*	N/A	N/A	100,000 (Exercisable)(2)	N/A(3)

Notes:

1. Mervyn Jacobson was the Chairman of the Board and CEO of the Company until December 12, 2008, when Fred Bart was appointed Chairman of the Board and CEO of the Company.
2. Option to purchase 100,000 Common shares at $0.45 per share exercisable until August 26, 2010.
3. Based on the closing price of $0.23 for the Common shares of the Company on April 21, 2008, the last day the shares traded prior to April 30, 2008, the stock options were not in-the-money.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company had no arrangement in respect of compensation paid or to be paid to the Named Executive Officers in the financial year ended April 30, 2008. Mervyn Jacobson and Thomas G. Howitt received no compensation from the Company; however, Mr. Howitt received remuneration from Genetic Technologies Limited ("**GTG**"), the parent corporation of the Company, for his services as the executive officer of GTG, which services included managing the Company. No specific portion of the compensation paid to Mr. Howitt by GTG was allocated for his services to the Company.

There were no compensatory plans, contracts or arrangements between the Company and the Named Executive Officers to compensate them in the event of:

(a) the resignation, retirement or any other termination of the Named Executive Officers' employment with the Company;

(b) a change of control of the Company; or

(c) a change in the Named Executive Officers' responsibilities following a change of control,

where, in respect of the Named Executive Officers, the value of such compensation exceeds $100,000.

Compensation of Directors

The Company currently does not have any standard compensation arrangements or other arrangements in which the directors receive any cash compensation with respect to their services as directors, and the directors did not receive any cash compensation for the year ended April 30, 2008 with respect to their services as directors, including remuneration for committee participation or special assignments. None of the directors of the Company, other than the Named Executive Officers (the "**Other Directors**") has received, during the most recently completed financial year, compensation pursuant to:

(a) any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b) any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c) any arrangement for the compensation of directors for services as consultants or experts.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors of the Company, except the grant of stock options. No stock options were granted to the Other Directors during the financial year ended April 30, 2008.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at April 30, 2008.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	200,000	$0.45	316,816
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	200,000		316,816

The Company's Stock Option Plan was originally adopted by the directors of the Company on August 7, 2003. The maximum number of shares reserved for issuance thereunder is 10% of the issued and outstanding Common shares of the Company. For a description of the material features of this equity compensation plan, see "**Stock Option Plan**" below. The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods or services.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, officer, proposed management nominee for election as a director of the Company nor any of their respective associates or affiliates, is at the date of this Circular, or has been at any time since the beginning of a last completed financial year, indebted to the Company, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular and to the knowledge of management of the Company, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

MANAGEMENT CONTRACTS

Other than as disclosed herein, no management functions of the Company are performed to any substantial degree by persons other than the directors or executive officers of the Company during the most recently completed financial year. Mervyn Jacobson, former Chairman of the Board and former CEO, and Thomas G. Howitt, President, CFO and Secretary of the Company, received no compensation from the Company for their services as executive officers of the Company. However, Mr. Howitt received remuneration from Genetic Technologies Limited, the parent corporation of the Company, for his services as the Corporate Secretary and CFO of Genetic Technologies Limited.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company does not hold directors' and officers' liability insurance.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators ("**NI 52-110**") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth in the following.

The Company's audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to the Company's Management Information Circular dated August 5, 2004, a copy of which is available online at www.sedar.com.

The Company's audit committee is presently comprised of three directors, Fred Bart (as Chair), Thomas G. Howitt and Elizabeth Sy. As defined in NI 52-110, Thomas G. Howitt and Fred Bart are not "**independent**" and Elizabeth Sy is "**independent**". NI 52-110 does not require venture issuers to have an audit committee composed entirely of independent directors. Each Audit Committee member possesses education or experience that is relevant to the performance of their responsibilities as Audit Committee members of the Company.

Fred Bart is an experienced director of listed companies and numerous private companies. Mr. Bart's financial expertise relates mainly to capital equity financings for listed companies, arranging bank finance facilities and providing investor relations services.

Thomas G. Howitt is a Chartered Accountant and is a member of the Australian Institute of Chartered Accountants, the Taxation Institute of Australia and the Australian Institute of Chartered Secretaries. He is also an International Associate of the American Institute of Certified Public Accountants. He is the CFO of the Company's parent company, Genetic Technologies Limited. He has served as CFO and Company Secretary for a number of public companies listed on both the Australian Securities Exchange and foreign stock exchanges, including the former Vancouver Stock Exchange. His experience covers all facets of financial management and control across a variety of industries including resources and technology and has played key roles in the successful raising of both bank debt and equity capital and the management of complex due diligence programs. He has also worked as a taxation manager for international accountants Ernst & Young and in the investment banking industry.

Elizabeth Sy is Treasurer of SM Investments Corporation, a large Philippine conglomerate with interests in retail merchandising, shopping mall development and operations, banking and financial services, and real estate development and tourism. She is also Senior Vice-President, Marketing of SM Prime Holdings, Inc., the Philippines's foremost shopping mall developer. Both SM Investments Corporation and SM Prime Holdings, Inc. are listed on the Philippine Stock Exchange.

Since the commencement of the Company's most recently completed financial year, the Board has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of NI 52-110, the Company has not relied on the exemptions contained in Section 2.4 or Part 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable the audit committee, on a case-by-case basis.

In the following table, "**audit fees**" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "**Audit-related fees**" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the

performance of the audit or review of the Company's financial statements. "**Tax fees**" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "**All other fees**" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
April 30, 2008	$5,800	Nil	Nil	Nil
April 30, 2007	$4,770	Nil	Nil	Nil

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, *National Instrument 58-101- Disclosure of Corporate Governance Practices* ("NI 58-101") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below.

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
1. Board of Directors	
(i) Disclose the identity of directors who are independent.	(i) The Company has one independent director, Elizabeth Sy.
(ii) Disclose the identity of directors who are not independent, and describe the basis of that determination.	(ii) The Company has two directors who are not independent because they are executive officers of the Company, namely: Fred Bart, Chairman of the Board & CEO, and Thomas G. Howitt, President, Secretary & CFO.
2. Directorships	
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are presently also directors of other reporting issuers as listed: • Thomas G. Howitt: N/A • Fred Bart: Genetic Technologies Limited (Australian Securities Exchange; NASDAQ Global Market) • Elizabeth Sy: SM Investments Corporation and SM Prime Holdings, Inc. (Philippine Stock Exchange)

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
3. Orientation and Continuing Education	
Describe what steps, if any, the Board takes to orient new directors, and describe any measures the Board takes to provide continuing education for directors.	The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.
4. Ethical Business Conduct	
Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.	The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements as well as with the Company's Corporate Disclosure Policy, Insider Trading Policy and Whistle Blower Policy.
5. Nomination of Directors	
Disclose what steps, if any, are taken to identify new candidates for Board nomination, including:	
(i) who identifies new candidates, and	(i) When a Board vacancy occurs or is contemplated, any director may make recommendations to the Board as to qualified individuals for nomination to the Board.
(ii) the process of identifying new candidates.	(ii) In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.
6. Compensation	
Disclose what steps, if any, are taken to determine compensation for directors and CEO, including:	
(i) who determines compensation, and	(i) At the present time, the Company is inactive and does not pay compensation to the Company's directors and CEO, except for

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
	stock options. The Board administers the Company's stock option plan.
(ii) the process of determining compensation.	(ii) The Board grants stock options to directors and executive officers of the Company from time to time. Executive officers and directors may be compensated through stock options for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be guided by the following goals: (a) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (b) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.
7. Other Board Committees	
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.
8. Assessments	
Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	The Board does not have a formal process to critically review the performance of the Board and each of its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

RECEIPT OF FINANCIAL STATEMENTS

The Board has approved all of the information in the audited financial statements of the Company for the year ended April 30, 2008, the report of the auditor thereon, and the unaudited financial statements of the Company for the interim periods ended July 31, 2008 and October 31, 2008.

Copies of the annual audited financial statements ended April 30, 2008 and unaudited financial statements for the interim periods ending July 31, 2008 and October 31, 2008, were previously mailed to the shareholders of the

Company who responded to the Company's financial statement request form pursuant to NI 51-102. The financial statements are also available on SEDAR at www.sedar.com and will be tabled at the Meeting.

APPOINTMENT OF AUDITORS

The shareholders of the Company will be asked to vote for the re-appointment of DeVisser Gray, Chartered Accountants, as auditors of the Company for the ensuing year. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution re-appointing DeVisser Gray, Chartered Accountants, as auditors for the Company for the ensuing year,** to hold office until the close of the next annual meeting of shareholders or until the firm of DeVisser Gray, Chartered Accountants is removed from office or resigns. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the Board to fix the compensation of the auditors for the ensuing year. DeVisser Gray, Chartered Accountants, have been the auditors of the Company since September 21, 1999.

FIX THE NUMBER OF DIRECTORS

The shareholders of the Company will be asked to vote to fix the number of directors at three. **Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common shares represented by any such proxy in favour of a resolution fixing the number of directors of the Company at three.**

ELECTION OF DIRECTORS

The Board presently consists of three directors and it is intended to elect three directors for the ensuing year.

The term of office of each of the present three directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees and unless such authority is withheld, the Management Designees intend to vote for the election of these nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Bylaws of the Company, or with the provisions of the *Business Corporations Act* (Yukon). No class of shareholders of the Company has the right to elect a specified number of directors or to cumulate their votes for directors.

The Board has not appointed an Executive Committee or a Compensation Committee. The members of the Company's Audit Committee as at the date hereof are Fred Bart, Chair, Thomas G. Howitt and Elizabeth Sy.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupation, business or employment, the period of time for which each has been a director of the Company, and the number of Common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at December 22, 2008:

Name, Present Office and Province or State and Country of Residence[1]	Principal Occupation or Employment[1]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled[1][2]
THOMAS G. HOWITT *Director, President, CFO & Secretary* *Victoria, Australia*	Chartered Accountant; Chief Financial Officer/Secretary, Genetic Technologies Limited[3]	June 30, 2005	Nil

Name, Present Office and Province or State and Country of Residence[1]	Principal Occupation or Employment[1]	Date First Appointed as a Director	No. of Common Shares Beneficially Held or Controlled[1][2]
FRED BART *Director, Chairman of the Board & CEO* *New South Wales, Australia*	Businessman; Director and Chairman, Genetic Technologies Limited[3]	November 7, 1996	88,500[5]
ELIZABETH SY *Director* *Makati City, Philippines*	Treasurer, SM Investments Corporation; Senior Vice-President, Marketing, SM Prime Holdings, Inc.[4]	July 2, 2004	Nil[6]

Notes:

1. The information as to residence, present principal occupation, business or employment, and the number of Common shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
2. Does not include stock options held by the directors as at December 22, 2008 as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Thomas G. Howitt	100,000	$0.45	August 26, 2010
Elizabeth Sy	100,000	$0.45	August 26, 2010

3. Genetic Technologies Limited ("GTG"), the parent corporation of the Company, is an Australian public company whose shares are listed on the Australian Securities Exchange and the NASDAQ Global Market. Its principal business is in licensing, genetic testing and biotechnological research and development. Thomas G. Howitt and Fred Bart, two of the management's nominees for election as directors of the Company at the Meeting, are nominees of GTG. The Company is a subsidiary of GTG and Thomas G. Howitt is the executive officer, and Fred Bart is the director and executive officer of GTG.
4. SM Investments Corporation and SM Prime Holdings, Inc. belong to the SM Group of companies, a large Philippine conglomerate and are listed on the Philippine Stock Exchange. SM Investments Corporation is a large Philippine conglomerate with interests in retail merchandising, shopping mall development and operations, banking and financial services and real estate development and tourism. SM Prime Holdings, Inc. is the Philippine's foremost shopping mall developer.
5. Fred Bart owns 88,500 Common shares of the Company indirectly through Security & Equity Resources Limited. In addition, as one of the shareholders of GTG (owning approximately 6.92% of the shares of GTG), he exercises control or direction of approximately 271,160 Common shares of the Company owned by GTG. Through his approximate 6.92% control of GTG, he indirectly controls approximately 5.25% of the Company.
6. Elizabeth Sy does not own any shares of the Company. However, as she is one of the shareholders of GTG (owning approximately 0.62% of the shares of GTG), she exercises control or direction of approximately 24,294 Common shares of the Company owned by GTG. Through her approximate 0.62% control of GTG, she indirectly controls approximately 0.47% of the Company.

Corporate Cease Trade Orders

To the best of the knowledge of the Company, no proposed director of the Company is, or within the 10 years before the date of this Circular has been, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity:

(a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive office or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was issued after the proposed director ceased to be a direct, chief executive office or chief financial officer and which

resulted from an event that occurred while that person was acting in the capacity as director, chief officer or chief financial officer.

Personal Bankruptcies

To the best of the knowledge of the Company, no proposed director of the Company:

(a) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

ANNUAL RATIFICATION OF STOCK OPTION PLAN

The policies of the TSX Venture Exchange (the "**Exchange**") require that listed companies adopt either a "**rolling**" stock option plan or a "**fixed number**" stock option plan. On August 7, 2003, the directors of the Company established a "**rolling**" Stock Option Plan (the "**Plan**"). The maximum number of Common shares of the Company reserved for issuance under the Plan is 10% of the issued and outstanding Common shares of the Company on a "**rolling**" basis. Since that date, the shares of the Company have been moved to the NEX Board of the Exchange and companies so listed are not required to adopt a stock option plan. However, the Company wishes to maintain the Plan because the Company aspires to become listed on the Exchange in the future. Accordingly, the Company is seeking annual ratification of the Plan by the shareholders at the Meeting.

Purpose of the Plan

The purpose of the Plan is to provide an incentive to the Company's directors, senior officers, employees and consultants and to management company employees to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract qualified new personnel. The Company decided to implement the Plan to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description/Exchange Policies

The Plan is administered by the Board or, where applicable, by a Compensation Committee (the "**Committee**") appointed for such purpose by the Board. A copy of the Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 10% of the issued capital of the Company as at the date of the grant of any stock option under the Plan.

2. The exercise price of the stock options, as determined by the Board or the Committee in its sole discretion, shall not be less than the minimum price permitted by the policies of the Exchange. The current policies of the Exchange provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Company's shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where

the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. The granting of stock options under the Plan is restricted as follows:

   (a) the aggregate number of Common shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued Common shares of the Company at the time of grant of the stock option;

   (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued Common shares of the Company at the time of grant of the stock option; and

   (c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued Common shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

4. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the Exchange is a maximum of five years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. Stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

5. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the Exchange.

6. A "**disinterested shareholder vote**" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to the exercise of such repriced stock options, or to approve the grant to insiders, within 12 month period, of a number of options exceeding 10% of the issued Common shares of the Company.

Shareholder Approval

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution to give annual approval to the Plan and the granting of stock options to insiders under the Plan in substantially the following form:

"RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Stock Option Plan adopted by the directors of the Company on August 7, 2003 be and is hereby approved, ratified and confirmed;

2. the Company's directors be and they are hereby authorized until the date of the next annual meeting to grant stock options pursuant to the terms and conditions of the Stock Option Plan entitling the holders to purchase up to a maximum of 10% of the issued and outstanding Common shares of the Company determined at the time of each grant of stock options on a "**rolling**" basis;

3. the granting of stock options to insiders of the Company under the Stock Option Plan be and it is hereby approved; and

4. any director or officer of the Company be and is hereby authorized, for or on behalf of the Company, to execute and deliver all documents and instruments and to take such other actions as such director or officer

may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of this ordinary resolution. See "**General**" below. If the Plan is not approved by the shareholders, the Company may not be in a position to offer increased incentives to its present or future directors, officers, employees, consultants and/or management company employees.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. **However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment of such matters.**

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Company's 2009 annual meeting of shareholders must send the proposal to the Company at its registered office, #200 - 304 Jarvis Street, Whitehorse, Yukon, Y1A 2H2. Pursuant to subsection 138(5)(a) of the *Business Corporations Act* (Yukon), the deadline for persons eligible to submit a proposal for the Company's next annual meeting of shareholders is 90 days before the anniversary date of the notice sent to shareholders in connection with the Meeting.

GENERAL

Unless otherwise directed, it is the intention of the Management Designees to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common shares.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company's Financial Statements and Management Discussion and Analysis for the financial year ended April 30, 2008 and for the periods ended July 31, 2008 and October 31, 2008.

Shareholders wishing to obtain a copy of the Company's financial statements and Management's Discussion and Analysis may contact the Company as follows:

Gtech International Resources Limited
60 - 66 Hanover Street
Fitzroy, Victoria 3065 Australia
Telephone: 61 3 8412 7000
Fax: 61 3 8412 7040
Website: www.gtechinternational.com

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*Thomas G. Howitt*"
President & CFO

Fitzroy, Victoria, Australia

December 22, 2008

FINANCIAL STATEMENT REQUEST FORM

TO: GTECH INTERNATIONAL RESOURCES LIMITED

I, the undersigned hereby certify that I am the owner of securities (other than debt instruments) of Gtech International Resources Limited (the "Company") and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements for the ensuing financial year.*

Please check the corresponding boxes:

A. I WANT to receive Annual Financial Statements and MD & A ☐

B. I WANT to receive Quarterly Financial Statements and MD &A ☐

C. I DECLINE to receive Annual Financial Statements and MD & A ☐

D. I DECLINE to receive Quarterly Financial Statements and MD & A ☐

If you hold your shares through an intermediary or a broker, you will not receive any financial statements for the ensuing financial year, if you do not check boxes A and B above and return this form.

If you hold your shares in your name (i.e., you are the "registered shareholder"), you will receive Annual and Interim Financial Statements of the Company unless you check boxes C and D above and return this form.

Name: ______________________________

Address: ____________________________

____

City/Prov/State/ Postal Code: ______________________________

Preferred Method of Communication:

Email: __________ or Mail: __________

Email Address: __________________________

Signature: __________________________ Date: ____________________

*Copies of previously issued and current annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at **www.sedar.com**.

Gtech International Resources Limited will use the information collected solely for the purpose of mailing such financial statements to you and will treat your signature on this form as your consent to the above.

Please mail or fax this form to:

Gtech International Resources Limited
P.O. Box 115
Fitzroy, Victoria 3065 Australia
Fax: 61 3 8412 7040

END